

MDS Reports Second Quarter 2005 Financial Results

Continued Progress in Renewal Initiatives

Toronto, Canada – June 9, 2005.   MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing a range of enabling products and services to the global health and life sciences industries, today reported its second quarter 2005 results.

"While operating results in the quarter were mixed, we achieved several important milestones which will contribute to improved performance in the future," said John Rogers, President and CEO, MDS Inc. "Current results were negatively affected by the weakening US dollar; some softness in the analytical instruments market and our investment in change. Considerable progress was made in several areas including the appointment of our new Chief Operating Officer, new product launches, expansions in our high growth early clinical research and toxicology businesses, the reorganization of our bioanalytical operations in Montreal, the FDA review and our change initiatives. In addition, we continue to focus on opportunities across the Company to improve performance," said Mr. Rogers.

Second Quarter Year-over-Year Financial Highlights:

- Revenues were flat at $440 million (+ 3% without the impact of the US dollar).
- Operating income increased from $3 million to $39 million; however, before all other items in the prior year it declined from $65 million to $38 million.
- Basic earnings per share of $0.21 compared to a loss of $0.25, and earnings per share from continuing operations before all other items of $0.20 compared to $0.24.
- Declared a quarterly cash dividend of $0.0325 per share.
- Repurchased 276,100 shares at an average cost of $17.36.

Operating Highlights

The Life Sciences segment generated revenues of $283 million compared to $286 million in the prior year's quarter. The weakness of the US dollar relative to the Canadian dollar impacted revenues by $12 million and operating income by $4 million in the Life Sciences segment. Operating income in the quarter was $22 million compared to $57 million in the prior year.

- Pharmaceutical research services revenue growth of 9% was driven by growth in the late-stage business to $143 million (14% on a currency neutral basis). Backlog was down sequentially to US $305 million due to weakness in the bioanalytical business and the termination of a late-stage contract at the end of January.
- Isotopes revenues were $75 million compared to a strong second quarter in 2004 of $85 million.
- Analytical instruments revenues were $65 million compared to $70 million in the second quarter of last year. Since the end of the first quarter, MDS Sciex and its partner Applied Biosystems launched three new instruments including the API 3200, the 3200 QTRAP and the 4800 MALDI TOF/TOF.

Health segment revenues were $157 million compared to $155 million. Operating income was down over the same period last year at $17 million.

- Laboratory revenues fell 3% to $103 million, as a result of the fee reductions in BC.
- Distribution revenues grew 10% to $54 million.

Corporate

During the quarter the Company made a number of important senior management and board announcements which underscore our commitment to renewal at the Company. These include:
- The appointment of Stephen P. DeFalco, a senior Life Sciences executive, to the role of Chief Operating Officer (COO).
- The announcement of John Rogers' plan to retire by the end of 2005, who will be succeeded by Mr. DeFalco as President and CEO.
- The appointment of Dr. Trevor Hawkins to the role of Chief Science and Technology Officer.
- The appointments of Kathleen O'Neill and Dr. Tom Caskey to the MDS Board of Directors.

The Board of Directors declared a quarterly cash dividend of $0.0325 per share, to shareholders of record as of June 17, 2005. The dividend is payable on July 4, 2005.

Outlook

"The impact of foreign exchange and the cost of implementing our change initiatives will continue to negatively impact results over the balance of 2005, offset by improved performance in our isotopes business. While the market for analytical instruments is showing some signs of softening, we expect shipments of recently launched products to offset this trend. We continue to develop opportunities for further performance improvement across the Company, particularly in our pharmaceutical research services business. Eliminating the uncertainties associated with the FDA review and the dispute with AECL remain top priorities for the Company," said John Rogers.

MDS will be holding a conference call today at 10:30 am. This call will be webcast live at www.mdsintl.com, and will also be available in archived format at www.mdsintl.com/news_present.asp after the call.

MDS Inc. has more than 9,000 highly skilled people in 27 countries providing a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships. Please refer to our website at www.mdsintl.com to find out more about how we help create better outcomes in the treatment of disease.

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:

Investor Relations:
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x 2695
smathers@mdsintl.com

Media Relations:
Charlene Lo
External Communications Manager
416-675-6777 x 2203
charlene.lo@mdsinc.com

MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATING RESULTS & FINANCIAL POSITION

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis (MD&A) contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2004 for additional details regarding risks affecting the business.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles (GAAP). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

All financial references in this document exclude the discontinued generic radiopharmaceutical and US Laboratory operations, and therefore reflect our continuing operations, unless otherwise noted. The results for prior periods have been restated to conform to this presentation.

Overview

Revenue for the second quarter of fiscal 2005 is down marginally over the same period last year, taking into account the discontinuation of our US laboratories business. For the second quarter, the average rate of exchange between the Canadian and US dollars was $1.23 compared to $1.34 last year and our effective translation rate on revenues was $1.33 versus $1.42, taking into account the impact of our hedging program. The declining US dollar, combined with the reduced protection afforded by our hedge portfolio, resulted in a drop in revenues of $12 million. Adjusting for this, revenue growth was 3%.

Operating income for the quarter was $39 million, an increase of $36 million over the same period last year. Excluding the impact of MDS Proteomics (subsequently renamed Protana) and unusual items on operating income for the second quarter last year, operating income is down $27 million, or 42%. As the majority of our costs are denominated in Canadian dollars, we continue to be affected by the drop in the US dollar, which in this quarter had an impact on operating income of $4 million across our Life Sciences segment.

Despite the significant impact of currency conversion on our results, we recorded earnings per share of $0.21 for the quarter, including a $0.01 gain on discontinued operations resulting from a contract settlement pertaining to the exit of our US laboratory business. Earnings per share from continuing operations before

the impact of MDS Proteomics and unusual items was $0.20 for the quarter, compared to $0.24 last year. The US dollar decline accounts for $0.02 of the drop compared to 2004.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results	Second Quarter			Six Months		
	2005	2004	**Change**	**2005**	2004	**Change**
Revenues	$ **440**	$ 441	-	$ **883**	$ 872	**1%**
Operating Income	$ **39**	$ 3	1200%	$ **88**	$ 64	**38%**
Basic earnings per share	$ **0.21**	$ (0.25)	184%	$ **0.42**	$ (0.05)	**940%**

Details of items affecting the period-to-period comparability of operating income and earnings per share are provided in the following tables.

	Second Quarter		Six Months	
	2005	2004	**2005**	2004
Operating income from continuing operations before MDS Proteomics and other items	$ **38**	$ 65	$ **88**	$ 137
MDS Proteomics - Operations	**-**	(10)	**-**	(21)
- Writedown of goodwill and other assets	**-**	(63)	**-**	(63)
Operating income from continuing operations, before other items	**38**	(8)	**88**	53
Restructuring	**1**	(6)	**-**	(6)
Patent settlement	**-**	14	**-**	14
Gain on sale of businesses and other	**-**	3	**-**	3
Operating income	$ **39**	$ 3	$ **88**	$ 64

	Second Quarter		Six Months	
	2005	2004	**2005**	2004
Earnings per share (EPS) from continuing operations before MDS Proteomics and other items	$ **0.20**	$ 0.24	$ **0.41**	$ 0.54
MDS Proteomics	**-**	(0.46)	**-**	(0.54)
EPS from continuing operations before other items	**0.20**	(0.22)	**0.41**	-
Restructuring	**-**	(0.02)	**-**	(0.02)
Patent settlement	**-**	0.06	**-**	0.06
Gain on sale of businesses and other	**-**	0.02	**-**	0.02
EPS from continuing operations	$ **0.20**	$ (0.16)	$ **0.41**	$ 0.06
Discontinued operations	**0.01**	(0.09)	**0.01**	(0.11)
	$ **0.21**	$ (0.25)	$ **0.42**	$ (0.05)

Segment results

Second Quarter

	Revenues		Operating Income	Operating Margin	Revenues		Operating Income (Loss)	Operating Margin
							2005	**2004**
Life Sciences	$	283	$ 22	8%	$	286	$ 57	20%
Health		157	17	11%		155	19	12%
		440	39	9%		441	76	17%
Proteomics		-	-	-		-	(73)	n/m
	$	440	$ 39	9%	$	441	$ 3	-

n/m = not meaningful

Six Months

	Revenues		Operating Income	Operating Margin	Revenues		Operating Income (Loss)	Operating Margin
							2005	**2004**
Life Sciences	$	576	$ 57	10%	$	571	$ 114	20%
Health		307	31	10%		301	34	11%
		883	88	10%		872	148	17%
Proteomics		-	-	-		-	(84)	n/m
	$	883	$ 88	10%	$	872	$ 64	7%

Life Sciences

Review of operations – Revenues from Life Sciences businesses for the quarter were:

Second Quarter		2005		2004	Change
Early-stage research	$	90	$	92	(2%)
Late-stage research		53		39	36%
Pharmaceutical research services		143		131	9%
Gamma sterilization		17		21	(19%)
Nuclear medicine		48		56	(14%)
Therapy systems		10		8	25%
Isotopes		75		85	(12%)
Analytical instruments		65		70	(7%)
	$	283	$	286	(1%)

During the quarter, we realized 9% revenue growth in pharmaceutical research services, led by a 36% increase in late-stage research. The increase in late-stage research is a result of significant trials awarded late in fiscal 2004. Within late-stage research, revenue increased in central laboratory services by 60%, and by 20% in global clinical development when compared to last year. In early-stage businesses, early clinical research experienced an 8% increase in revenue and toxicology showed strong performance with an 18% increase in revenue compared to the prior year. Offsetting the growth in early clinical research was a 23% decrease in bioanalysis compared to the prior year, leading to an overall drop of 2% for the early stage business. Adjusted for the effect in the US dollar, revenue growth from pharmaceutical research services was 14%.

We continued to experience challenges this quarter in early-stage research as a result of the ongoing review activities related to bioequivalence studies and stemming from the Food and Drug Administration (FDA) review. Additional review resources and project managers were allocated to the project in the quarter to expedite the review process at our Montreal bioanalytical facility. During the quarter, we completed the detailed scoping and project plan for the reviews. We remain on track to complete all reviews within the one-year timeframe agreed to with the FDA. As of quarter-end, we have 35 dedicated internal staff on this review and have engaged two consulting firms to assist in the execution of our plan. Costs related to this review are reflected as an operating cost in the quarter.

Subsequent to quarter-end, we announced that we will realign the operating structure of our Canadian bioanalytical laboratories to enhance operating processes and to be more responsive to customer needs. This initiative will result in greater efficiencies, including more predictable workflow and the flexibility to integrate new projects more rapidly. Approximately 80 positions will be eliminated following the implementation of these changes. We expect to recognize restructuring charges of approximately $2 million in the third quarter, which consist mainly of termination-related employee severance and benefit costs.

We will continue to execute on identified opportunities within MDS Pharma Services to improve our operational plans and strategies to provide sustainable growth in revenues and operating income over the long term.

Our overall average pharmaceutical research backlog softened slightly in the quarter; however, the backlog is 15% higher than last year. Our early-stage research business average backlog has slipped about 6% compared to last year, while late-stage research has grown about 23% versus the prior year. Reduced backlog in our early-stage business continues to be affected by reduced opportunities to bid on proposals in the bioanalytical area. Late-stage backlog growth was offset this quarter by the loss of a material pharmaceutical contract in North American global clinical development.

Average Backlog	[millions of US dollars]
Fiscal 2004 – Quarter 1	$ 240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 – Quarter 1	315
Quarter 2	305

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and to reduce the volatility that would result from converting the measure to Canadian dollars.

Overall, revenue in the Isotope business is down 12% compared to the prior year, due mainly to the impact of foreign currency on our medical isotopes business and lower shipments of cobalt-60. Therapy systems benefited from strong shipments of self-contained irradiator units this quarter.

Within analytical instruments, sales of the triple quad products showed continued strength; however, sales of our Elan™ products were down versus last year as a result of a slow semiconductor market and high shipment levels in the second quarter last year as we cleared backlog. The strong performance of the high-end QTRAP 4000 product line continued, but shipments were lower than prior year when a significant backlog of orders were shipped as manufacturing came up to full speed. For the quarter, overall customer shipments in analytical instruments were down slightly, reflecting some developing weakness in the general pharmaceutical market.

We introduced the API 5000 late in the first quarter and have seen high demonstration lab activity with successful customer acceptance of performance, and strong early sales this quarter. The MDS Sciex partnership with Applied Biosystems launched the new 3200 Q TRAP® and API 3200™, which extend the unique capabilities of the API 4000™, late in the second quarter. These mass spectrometers will be used to analyze products in applied markets such as the food and beverage, environmental, forensic, clinical research and pharmaceutical industries. In May, the partnership introduced the 4800 MALDI TOF/TOF, the first new product launch since MDS acquired a 50% interest in this business last year.

Construction of our new facility in Singapore remains on track and we have begun to hire staff. The facility is scheduled to be fully operational later this year. The first product to be manufactured at the new facility will be the powerful, cellular assay system called CellKey™ (previously known by our project name, MiWave).

Operating income for the Life Sciences segment was $22 million at a margin of 8%, down from $57 million and 20% respectively in the prior year. The decreased effectiveness of our US dollar hedges resulted in a $4 million reduction in operating income and contributed to of the decrease in operating margin. Other factors affecting the year-over-year comparison included: lower shipments of analytical instruments; investment in new products; weakness in the bioanalysis business; higher expenses in North American late-stage for staff and recruiting; and unusually high shipments of colbalt-60 in the second quarter last year.

Capital expenditures – Net purchases of capital assets in Life Sciences amounted to $21 million for the quarter compared to $25 million last year.

Included in capital expenditures for the quarter is $6 million relating to the MAPLE facility. Of this amount, $2 million represented capitalized interest costs.

Financial responsibility for construction cost over-runs and portions of pre- and post-commissioning operating costs for MAPLE are the subject of a dispute with Atomic Energy of Canada Limited (AECL). A mediator has been appointed and an agreement to seek a mediated resolution has been reached between the Company and AECL. We presented our statement of position to AECL in March and received a response from AECL on June 1, 2005. Mediation proceedings are scheduled to be completed in the fall. AECL is continuing to develop their plan to resolve the power coefficient issue. This requires approval from the regulator to restart the reactor and perform power coefficient tests. At this time, we do not have sufficient information to reasonably determine the timing of the start of commercial production in the new facilities.

We depend on the Nuclear Research Universal (NRU) reactor operated by AECL for the supply of the majority of our reactor isotopes. We continue to receive a reliable supply from NRU and AECL is currently involved in an Environmental Assessment Screening to support their proposal to the Canadian Nuclear Safety Commission (CNSC) to extend the NRU operating license beyond December 31, 2005.

In support of our strategy to expand our radiopharmaceutical service business, we finalized a three-year research collaboration agreement in May with Macrocyclics, a Texas-based research company specializing in chelate and linker chemistry. The objective of this collaboration is to find innovative compounds for use in drug discovery, development and targeted therapies.

Segment outlook – We will continue to be challenged by the weak US dollar this year and will be affected more so in 2006 as our hedge protection is diminished. This is coming at a time when there is growing evidence of softening demand in certain segments of the life sciences industry. Countering this, we have introduced four new analytical instruments thus far this year and expect a formal launch of our CellKey™ instrument later this year.

Despite a significant slowdown in our bioanalytical business tied to the FDA review, we continue to see good growth prospects in early clinical research and drug safety. Furthermore, sales in late-stage pharmaceutical services remain healthy and our backlog is strong. We have retained staff in our North American late-stage operations to ensure that we can implement the projects currently in backlog and expect to see the benefits of this in future quarters as recent contract wins convert to billable revenue.

We expect the review of bioequivalence projects in Montreal to continue over the balance of this year and spending in future quarters will increase. Our recently announced restructuring of our bioanalytical facility will improve our flexibility and profitability in future quarters and we are looking for additional performance enhancing opportunities across the entire pharmaceutical research services business.

Health

Review of operations – Revenues from Health businesses in the quarter were:

Second Quarter		2005		2004	Change
Diagnostics	$	103	$	106	(3%)
Distribution		54		49	10%
	$	157	$	155	1%

The decrease in revenues is attributed to the impact of the British Columbia (BC) fee reduction, which came into effect in July 2004. Despite the fee cut, patient volume in BC continued to show positive growth in the quarter, leading to better than expected results in that market.

The existing agreement with the Ontario Ministry of Health expired on March 31, 2005 and negotiations between the Ministry and the Ontario Association of Medical Laboratories are underway. We will continue to bill under the old agreement until a new agreement is negotiated. In the quarter, and drawing on our extensive hospital service experience, we obtained a multi-year contract to provide reference-testing services to a partnership of six hospitals in eastern Ontario.

Distribution continued to deliver modest revenue growth in the quarter, up 10% compared to the prior year quarter. The increase in revenues is directly related to volume. March revenue was unusually strong this year, which is mainly attributed to hospitals spending prior to their fiscal year-ends.

Operating income for the segment was $17 million at a margin of 11%, down from $19 million and 12% respectively in the prior year. The slight decrease in operating income is a result of the BC fee reduction.

Capital expenditures – Health businesses purchased $3 million of capital assets during the quarter compared to $1 million for the quarter last year.

Segment outlook – Contract negotiations have begun in Ontario but it is too early to draw any conclusions about new fee agreements. In BC, while the July 2004 fee agreement with the Ministry of Health has lapsed, we continue to be subject to the master agreement between the BC Medical Association and the Ministry and currently have no reason to expect significant change to the fee structure in the province over the balance of this year. Nonetheless, revenue and operating income growth in this segment will be modest.

Corporate

The Company's reported income tax rate for this quarter was 23%. Included in the income tax provision is the impact from a pollution control claim approved in Ontario in the amount of $2 million.

For the quarter, selling, general and administration expenses (SG&A) were $90 million compared to $81 million last year. Spending on SG&A is up from last year at 20% of revenues. SG&A includes a $10 million increased level of investment in various change initiatives, including work on our common business system (CBS) and our evolution towards a shared-services approach for support services.

Research and development expenses for the quarter were $10 million, which was a slight decrease from $11 million in the prior year.

During the quarter, we utilized $6 million of our restructuring reserve to fund certain retirement obligations and severance paid related to senior management reductions. We will continue to review cost reduction initiatives in order to ensure that our long-term competitive position remains strong.

Investment in change

Investment in change includes the implementation costs of a common business system based on an Oracle platform and improvements to our information technology infrastructure.

		Total		Capitalized		Expensed
Total incurred to 2004	$	39	$	33	$	6
Q1 2005		7		5		2
Q2 2005		6		5		1
Total	$	52	$	43	$	9

To date, we have invested $52 million and our current expectation is that we have a remaining investment of $68 million to successfully complete our initiatives. By May 1, 2005, we had completed the implementation of the new system for our Isotopes and Diagnostic businesses along with our Corporate and Enterprise Services operations. Currently, nearly 50% of our staff are on the new platform.

Discontinued operations

We expect to complete the sale of our interest in the South Florida laboratory partnership during the third quarter. Revenue from this business during the quarter was $10 million and it is reported within discontinued operations.

Income from discontinued operations includes the operations of our South Florida partnership, along with a payment related to a favourable outcome in the resolution of contract issues related to the exit of another US laboratory.

Liquidity and capital resources

Our cash position at April 30, 2005 was $298 million, up 3% from $288 million at January 31, 2005. Operating working capital was $158 million, an increase of $11 million from January, due primarily to a reduction in accounts payable.

Cash flow from operating activities before non-cash working capital balances for the quarter was $43 million, compared to an inflow of $53 million in the second quarter last year.

Cash used for investing activities was $27 million in the quarter for both years, which reflects the Company's continuing commitment to maintain and renew its asset base and invest for growth.

Cash flows used in financing activities was $8 million compared to $13 million in prior year and includes $5 million used to purchase for cancellation 276,100 common shares pursuant to our Normal Course Issuer Bid (NCIB).   We expect to renew this bid when it expires in June 2005.

The Company has a $225 million of committed revolving credit facility which was undrawn at April 30, 2005. We are currently negotiating improved terms and tenure for this agreement.

The weighted average interest rate on fixed long-term debt was 5.82% and the weighted average term to maturity is 6 years.

Subsequent to quarter-end, the Company announced plans to spend $16 million over the next twelve months on two expansions within MDS Pharma Services. A 40,000 square-foot expansion at our drug safety assessment facility in Lyon, France will result in a capacity increase of 30% and the expansion in our New Orleans clinical pharmacology unit will result in an additional 52 Phase I patient beds. At quarter end, the expansion in the Lyon facility has resulted in a $10 million contractual obligation related to construction costs.

Financial instruments

We use derivative financial instruments to manage foreign currency and interest rate exposure. These instruments consist of forward foreign exchange and option contracts and interest-rate swap agreements. All derivative instrument contracts are with banks listed on Schedule I to the Bank Act (Canada) and the Company utilizes financial information provided by certain Schedule I banks to determine the fair market values of the financial instruments.

At quarter-end, the mark-to-market value of all derivative instruments was $14 million ($18 million - 2004).

Quarterly highlights

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP.

(Millions except EPS)

| | Fiscal 2005 | | Fiscal 2004 | | | | Fiscal 2003 | |
	Apr	Jan	Oct	July	Apr	Jan	Oct	July
Net revenues	**$440**	$443	$445	$447	$441	$431	$419	$426
Operating income	**39**	49	14	71	3	61	32	65
Income from continuing operations	**27**	31	7	51	(24)	32	22	35
Net income	**30**	30	9	50	(36)	28	(4)	33
Earnings per share from continuing operations								
Basic	**$0.20**	$0.21	$0.05	$0.36	($0.16)	$0.22	$0.15	$0.25
Diluted	**$0.19**	$0.21	$0.05	$0.36	($0.16)	$0.21	$0.15	$0.25
Earnings per share								
Basic	**$0.21**	$0.21	$0.06	$0.35	$(0.25)	$0.20	$(0.03)	$0.23
Diluted	**$0.21**	$0.21	$0.06	$0.35	$(0.25)	$0.20	$(0.03)	$0.23

Our businesses experience only limited seasonality, however the results from MDS Proteomics (subsequently renamed Protana) and other items have impacted the level of net income in several quarters.

Outlook

Managing the impact of currency fluctuation and the investment we are making in change remain key priorities for management. We are pleased with the progress made to date in implementing our Oracle financial system, although much more work is required before all of MDS is on the new system. During 2005, we will begin to realize some of the efficiencies that the new system will enable and we remain committed to aligning our operations to achieve the maximum benefit. Costs associated with these efforts will be higher than the benefits this year and until we are able to fully implement the process efficiencies enabled by the new systems in future periods.

Impacted as it is by the US dollar, our revenue growth rate will be modest over the balance of the year. While we have been unable to duplicate the results posted in the prior year, we remain slightly ahead of our expectations thus far this year. We are focused on rebuilding momentum in all of our businesses over the balance of this year. We are also focused on ensuring that all businesses are able to improve on the returns that are currently being generated.

Changes in accounting standards

The CICA issued section 1530 of the CICA Handbook, "Comprehensive Income". This section is effective for annual and interim periods beginning on or after October 1, 2006. It establishes standards for the reporting and display of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income.

The CICA issued section 3855 of the CICA Handbook, *"*Financial Instruments - Recognition and Measurement*"*. The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

The CICA issued section 3865 of the CICA Handbook, "Hedges*"*. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied.

These new standards regarding recognition and measurement of financial instruments, hedging and comprehensive income have been created to harmonize with the generally accepted accounting principles already in use in the United States (U.S. GAAP). These new standards have to be adopted by the Company at the latest for the period beginning November 1, 2006, but early adoption is accepted.

We are presently evaluating the impact of these new standards on our financial position and results of operation.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[UNAUDITED]

As at April 30 with comparatives at October 31
[millions of Canadian dollars]

	2005		2004
ASSETS			
Current			
Cash and cash equivalents	$ 298	$	296
Accounts receivable	307		318
Unbilled revenue	83		71
Inventories	180		182
Income taxes recoverable	21		16
Current portion of future tax asset	19		14
Prepaid expenses and other	32		24
	940		921
Assets available for sale [note 11]	7		-
Capital assets	823		805
Future tax asset	112		123
Long-term investments and other	172		160
Goodwill	663		665
Other intangible assets	53		54
Total Assets	$ 2,770	$	2,728
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	$ 290	$	321
Deferred revenue	122		101
Income taxes payable	57		49
Current portion of unrealized benefit of future tax asset	17		13
Current portion of long-term debt	6		6
	492		490
Liabilities relating to assets held for sale [note 11]	9		-
Long-term debt	497		488
Deferred revenue	34		41
Unrealized benefit of future tax asset	71		82
Other long-term obligations	48		48
Future tax liabilities	61		60
Minority interest	19		22
	1,231		1,231
Shareholders' equity			
Share capital [note 2]	836		833
Retained earnings	642		600
Currency translation adjustment	61		64
	1,539		1,497
Total liabilities and shareholders' equity	$ 2,770	$	2,728

Incorporated under the Canada Business Corporations Act.

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME
[UNAUDITED]

[see note 3 - Discontinued Operations]

		Three months to April 30			Six Months to April 30	
[millions of Canadian dollars, except per share amounts]		**2005**	2004	**2005**	2004
Net revenues	$	**440**	$ 441	$ **883**	$ 872
Cost of revenues		**(288)**	(278)	**(576)**	(544)
Selling, general and administration		**(90)**	(81)	**(168)**	(155)
Research and development		**(10)**	(11)	**(19)**	(22)
Restructuring		**1**	(6)	**-**	(6)
Depreciation and amortization		**(17)**	(16)	**(34)**	(33)
Other expense – net *[note 6]*		**-**	(46)	**-**	(48)
Equity earnings and investment gains		**3**	-	**2**	-
Operating income		**39**	3	**88**	64
Interest expense		**(4)**	(7)	**(10)**	(14)
Dividend and interest income		**4**	2	**6**	4
Income from continuing operations before income taxes and minority interest		**39**	(2)	**84**	54
Income taxes *[note 12]*		**(9)**	(27)	**(21)**	(50)
Minority interest – net of tax		**(3)**	5	**(5)**	4
Income from continuing operations		**27**	(24)	**58**	8
Income (loss) from discontinued operations – net of tax *[note 3]*		**3**	(12)	**2**	(16)
Net income (loss)	$	**30**	$ (36)	$ **60**	$ (8)
Earnings per share *[note 5]*					
Basic	$	**0.21**	$ (0.25)	$ **0.42**	$ (0.05)
Diluted	$	**0.21**	$ (0.25)	$ **0.42**	$ (0.05)

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

		Three months to April 30			Six Months to April 30	
[millions of Canadian dollars]		**2005**	2004	**2005**	2004
Retained earnings, beginning of period	$	**621**	$ 600	$ **600**	$ 572
Net income (loss)		**30**	(36)	**60**	(8)
Repurchase of shares and options		**(3)**	-	**(8)**	-
Dividends – cash		**(4)**	(5)	**(7)**	(5)
Dividends – stock		**(2)**	(2)	**(3)**	(2)
Retained earnings, end of period	$	**642**	$ 557	$ **642**	$ 557

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]

	Three months to April 30		Six months to April 30	
[millions of Canadian dollars]	**2005**	2004	**2005**	2004
Operating activities				
Net income (loss)	$ **30**	$ (36)	$ **60**	$ (8)
Items not affecting current cash flow [note 8]	**13**	89	**31**	115
	43	53	**91**	107
Changes in non-cash working capital				
balances relating to operations [note 8]	**1**	37	**(15)**	(23)
	44	90	**76**	84
Investing activities				
Acquisitions	**(1)**	-	**(2)**	(2)
Purchase of capital assets	**(24)**	(26)	**(45)**	(54)
Proceeds on sale of business	**-**	9	**-**	9
Other	**(2)**	(10)	**(2)**	(8)
	(27)	(27)	**(49)**	(55)
Financing activities				
Repayment of long-term debt	**-**	-	**-**	(1)
Increase (decrease) in deferred income and other long-term obligations	**-**	(9)	**(5)**	14
Payment of cash dividends	**(3)**	(5)	**(7)**	(5)
Issuance of shares	**1**	4	**5**	8
Repurchase of shares and options	**(5)**	-	**(13)**	-
Distribution to minority interest	**(1)**	(3)	**(8)**	(7)
	(8)	(13)	**(28)**	9
Effect of foreign exchange rate changes on cash and cash equivalents	**1**	2	**3**	(1)
Increase in cash position during the period	**10**	52	**2**	37
Cash position, beginning of period	**288**	245	**296**	260
Cash position, end of period	$ **298**	$ 297	$ **298**	$ 297

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2004, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Change in accounting policy

In 2004, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which applies to fiscal years beginning on or after November 1, 2004. AcG-15 establishes specific criteria to determine if an investee is a variable interest entity and if the equity-holder should consolidate the investee's results. This guidance was introduced to harmonize the Canadian accounting treatment with the United States ("US") accounting treatment.

The adoption of AcG-15 has had no impact on the Company's operations and financial position. The Company will analyze these investments on a quarterly basis.

2. Share Capital

The following table summarizes information on share capital and related matters at April 30, 2005:

(number of shares in thousands)	Outstanding	Exercisable
Common shares	141,587	n/a
Stock options	8,265	2,553

During the quarter, the Company repurchased and cancelled 276,100 Common shares at an average cost of $17.36.

3. Discontinued Operations

The results of discontinued operations in the quarter were as follows:

	Three months to April 30		Six Months to April 30	
	2005	2004	**2005**	2004
Revenues	$ **12**	$ 29	$ **24**	$ 63
Income (loss) from discontinued operations – net of tax	$ **3**	$ (12)	$ **2**	$ (16)

The Company has paid $1 million of severance costs, relating to the Belgium facility, which were charged to the outstanding provision remaining at the end of January 31, 2005. The closure of this business is proceeding, and the Company expects to complete its exit in the current year.

The earnings per share impact of discontinued businesses is as follows:

	Three months to April 30		Six Months to April 30	
	2005	2004	**2005**	2004
Earnings (loss) per share, continuing operations	$ 0.20	$ (0.16)	$ 0.41	$ 0.06
Income (loss) per share, discontinued operations	0.01	(0.09)	0.01	(0.11)
Basic earnings (loss) per share	$ 0.21	$ (0.25)	$ 0.42	$ (0.05)

4. Restructuring Reserves

The Company's remaining restructuring reserve is mainly for senior management reductions. An analysis of the activity in the provision through April 30, 2005 is as follows:

	Restructuring Charge (workforce reductions)	Cumulative Drawdown		Reserve Balance at April 30, 2005
		Cash	Non-Cash	
Restructuring charge at October 31, 2003	$ 17	$ (14)	$ (1)	$ 2
April 30, 2004	4	(4)	-	-
October 31, 2004	10	(5)	(1)	4
January 31, 2005	1	(1)	-	-
	$ 32	$ (24)	$ (2)	$ 6

The remaining balance is expected to be paid in fiscal 2005.

5. Earnings per Share

a) Dilution

	Three months to April 30		Six Months to April 30	
[number of shares in millions]	**2005**	2004	**2005**	2004
Net income (loss) available to Common shareholders	$ 30	$ (36)	60	$ (8)
Weighted average number of Common shares outstanding – basic	141	141	141	141
Impact of stock options assumed exercised	1	2	1	2
Weighted average number of Common shares outstanding – diluted	142	143	142	143

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

| | | Three months to April 30 | | Six months to April 30 | |
		2005	2004	2005	2004
Pro forma net income (loss) available to Common shareholders		$ 29	$ (37)	$ 57	$ (12)
Pro forma earnings (loss) per share	- basic	$ 0.20	$ (0.26)	$ 0.40	$ (0.08)
	- diluted	$ 0.20	$ (0.26)	$ 0.40	$ (0.08)

During the quarter, the Company granted 410,000 options (2004 – 5,500) at an average exercise price of $16.76 (2004 - $21.95). These options have a fair value determined using the Black-Scholes model of $ 5.28 per share (2004 – $8.14), based on the following assumptions for the quarter ended April 30, 2005:

	2005		2004	
Risk-free interest rate	3.3	%	4.4	%
Expected dividend yield	0.67	%	1.0	%
Expected volatility	0.340		0.350	
Expected time to exercise (years)	4.52		5.25	

6.   Other Expenses – Net

| | | Three months to April 30 | | Six months to April 30 | |
		2005	2004	2005	2004
Writedown of long-term investments	$	-	$ -	$ -	$ (2)
Writedown of other long-term assets		-	(10)	-	(10)
Gain on patent litigation		-	14	-	14
Gain on sale of business and other		-	3	-	3
Writedown of goodwill		-	(53)	-	(53)
	$	-	$ (46)	$ -	$ (48)

The writedown of goodwill in the prior year represents a provision for the impairment of goodwill on MDS's investment in Protana Inc. MDS's interest was reduced to less than 50% and MDS no longer controls Protana.

7.   Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangements, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Post-employment benefit expense for the quarter was $0.4 million (2004 – $1 million).

8.   Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to April 30		Six months to April 30	
	2005	2004	2005	2004
Depreciation and amortization	$ 18	$ 16	$ 35	$ 34
Deferred development charges	(5)	(1)	(10)	(4)
Minority interest	3	(5)	5	(4)
Future income taxes	(2)	(1)	-	9
Equity earnings - net of distribution	1	-	2	-
Writedown of goodwill	-	63	-	63
Equipment writedown	-	10	-	10
Loss on sale of business	-	9	-	9
Other	(2)	(2)	(1)	(2)
	$ 13	$ 89	$ 31	$ 115

Changes in non-cash working capital balances relating to operations include:

	Three months to April 30		Six months to April 30	
	2005	2004	2005	2004
Accounts receivable and unbilled revenue	$ (3)	$ 2	$ (5)	$ (46)
Inventories	-	(13)	1	19
Accounts payable and deferred income	8	29	(4)	(14)
Income taxes	(4)	15	(2)	23
Other	-	4	(5)	(5)
	$ 1	$ 37	$ (15)	$ (23)

9.   Segmented Information

	Three months ended April 30			Three months ended April 30		
			2005			2004
	Life Sciences	**Health**	**Total**	Life Sciences	Health	Total
Net revenues	$ **283**	$ **157**	$ **440**	$ 286	$ 155	$ 441
Operating income (loss) before restructuring	**21**	**17**	**38**	59	23	82
Restructuring activities	**1**	**-**	**1**	(2)	(4)	(6)
Revenues by products and services:						
Medical isotopes			**75**			85
Analytical equipment			**65**			70
Pharmaceutical research services			**143**			131
Clinical laboratory services			**103**			106
Distribution and other			**54**			49
Capital expenditures - net	**21**	**3**	**24**	25	1	26
Depreciation and amortization	**15**	**2**	**17**	12	2	14

	Six months ended April 30			Six months ended April 30		
			2005			2004
	Life Sciences	**Health**	**Total**	Life Sciences	Health	Total
Net revenues	$ **576**	$ **307**	$ **883**	$ 571	$ 301	$ 872
Operating income (loss) before restructuring	**57**	**31**	**88**	116	38	154
Restructuring activities	**-**	**-**	**-**	(2)	(4)	(6)
Revenues by products and services:						
Medical isotopes			**150**			171
Analytical equipment			**139**			143
Pharmaceutical research services			**287**			257
Clinical laboratory services			**203**			205
Distribution and other			**104**			96
Capital expenditures - net	**39**	**6**	**45**	50	4	54
Depreciation and amortization	**29**	**5**	**34**	24	6	30

In the prior year, operating loss before restructuring activities for Proteomics was $73 million, (year-to-date - $84 million) inclusive of $2 million (year-to-date - $3 million) depreciation and amortization.

10.   Financial Instruments

As of April 30, 2005, the Company had outstanding foreign exchange contracts and options, which are treated as hedges for accounting purposes, in place to sell up to US$200 million at a weighted average exchange rate of C$1.32 maturing over the next 9 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate that is also treated as a hedge for accounting purposes.

The fair market value of foreign exchange contracts not eligible for hedge accounting amounted to $3 million. These contracts are included in accounts payable and are marked to market each period. The Company recorded a $0.4 million loss in this period as a result of marking to market these contracts.

The carrying amounts and fair values for all derivative financial instruments are as follows:

			Three months to April 30			
		2005			2004
	Carrying amount	**Fair Value**	Carrying Amount		Fair Value
Asset (liability) position:					
Currency forward and option - asset	$ 3	$ 13	$ -	$	18
Currency forward and option - liabilities	$ (3)	$ -	$ -	$	-
Interest rate swap and option contracts	$ -	$ 1	$ -	$	-

11.   Assets held for sale

At April 30, 2005, the Company has classified the US laboratory partnership interest located in South Florida, as held for sale in accordance with Section 3475 of the CICA Handbook. The sale of this partnership interest is expected to close in fiscal 2005. This partnership interest was classified as held for sale effective April 30, 2005 as this is the date when the interest met all the criteria in Section 3475 of the CICA Handbook. Effective May 1, 2005, amortization of the assets were ceased. The financial results of this interest have been classified as income from discontinued operations for the three months and the six months ended April 30, 2005 and 2004. No provision for impairment in value was recorded for this interest.

The following table provides the assets and related liabilities held for sale:

	2005
Accounts receivable	$ 4
Capital assets	3
Total assets held for sale	$ 7
Accounts payable	$ 6
Long-term debt	3
Liabilities related to assets held for sale	$ 9

12. Income Taxes

A reconciliation of expected income taxes to reported income tax expense for the quarter is provided below. The effective rate for the quarter was 23%. The lower than expected taxes are a result of the utilization of losses for which a benefit had not been previously recognized.

	2005	2004
Expected income taxes at MDS's 35% statutory rate	$ 14	$ -
Increase (decrease) in tax rate as a result of:		
Benefit of losses previously not recognized	(4)	-
Pollution control incentives	(2)	-
Impact of MDS Proteomics	-	24
Other	1	3
Reported income tax expense	$ 9	$ 27

13. Guarantees

In 2003, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the "Borrower"), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan.

During the quarter, the term of the guarantee was extended from June 20, 2005 to June 30, 2007 in connection with the Borrower's credit facility extension to May 25, 2007 and a private placement offering. As consideration for the extension, the Company received warrants to purchase up to 2.75 million common shares of the Borrower at an exercise price of $0.84 per share with a term of five years from the date of issuance. The Company believes that the fair value of the units is nominal, and accordingly has ascribed no value to these units.

14. Subsequent Event and Commitment

In the third quarter, the Company will be realigning the operating structure of the Canadian bioanalytical laboratories. The Company expects to recognize a restructuring charge of $2 million in the third quarter.

The Company has committed to expanding two MDS Pharma Services locations at a budgeted cost of $16 million. A $10 million contractual obligation related to the constructions costs was entered into during the quarter.

15. Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2004 has been restated to reflect the discontinued operations reported.